Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
NINTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
BRIGHT HEALTH GROUP, INC.

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Bright Health Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.That Article IV, Section I of the Ninth Amended and Restated Certificate of Incorporation of the Corporation is amended by adding the following paragraph at the end of Article IV, Section I as a new Section 4.I.G.:
 “G.    Upon the effectiveness of the Certificate of Amendment to the Ninth Amended and Restated Certificate of Incorporation adding this Section 4.I.G. (the “Effective Time”), each 15 to 80 shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share, without any further action by the Corporation or the holder thereof, the exact ratio within the 15 to 80 range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (such combination, the “Reverse Stock Split”). No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of whole shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.”

2.On May 5, 2023, the Board of Directors of the Corporation determined that each eighty (80) shares of the Corporation's Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share. The Corporation publicly announced this ratio on May 9, 2023.

3.The foregoing amendment has been duly adopted in accordance with Section 242 of the DGCL.

4.This Certificate of Amendment shall become effective at 5:00 p.m. Eastern time on May 19, 2023.
IN WITNESS WHEREOF, this Certificate of Amendment to Ninth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 19th day of May, 2023.

/s/ Jeff Craig
Name: Jeff Craig Title: General Counsel and Corporate Secretary

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